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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70083

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Axis Capital USA LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

405 Lexington Ave
(No. and Street)

New York, — New York — 10168
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray — 917-238-1263 — clarke@taylorgrayllc.com
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KNAV P.A.
(Name – if individual, state last, first, and middle name)

1177 Avenue of the Americas — New York — New York — 10036
(Address) (City) (State) (Zip Code)

10/07/08 — 2983
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Axis Capital USA LLC, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Micah A. [illegible] Esq
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in New York County
Commission Expires December 15, 2025

Signature: J. Clarke Gray

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KNAV
PARTNERS BEYOND BOUNDARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Axis Capital USA LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Axis Capital USA LLC (hereinafter referred to as "the Company") as of March 31, 2022, the related statements of income, changes in member's equity, cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

KNAV P.A.

New York, New York
April 26, 2022

AXIS CAPITAL USA LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

Assets		
Cash and Cash Equivalents	$	556,966
Due from Affiliate		16,380
Property and Equipment (net of accumulated depreciation of $1,005)		25
Other Assets		10,538
Total Assets	$	583,909
Liabilities and Member's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	28,289
Total Liabilities		28,289
Member's Equity		
Member's Equity		705,000
Accumulated Deficit		(149,380)
Total Member's Equity		555,620
Total Liabilities and Member's Equity	$	583,909

The accompanying notes are an integral part of these financial statements.

AXIS CAPITAL USA LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2022

1. Organization and nature of business

Axis Capital USA LLC (the "Company") was incorporated in Delaware on August 2, 2017. It is a wholly owned subsidiary of Axis Capital Limited (the "Parent") and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of chaperoning trades executed on the Indian exchanges by its affiliates under Rule 15a-6 of the Securities Exchange Act. The Company also distributes research reports under the same Rule.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The functional currency of the Company is the U.S. Dollar.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less, at the time of purchase, to be cash equivalents. At March 31, 2022, the Company had a money market account with a balance of $463,399.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. At March 31, 2022 there was one class of property and equipment which was computers. The Company provides for depreciation using the straight-line method over the estimated useful lives for office equipment over two to five years and computers over three to six years. Depreciation expense for the year ended March 31, 2022 is $346 and is included in Occupancy and Equipment expense in the accompanying Statement of Income.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. There were no material interest or penalties recorded during the year ended March 31, 2022.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more- likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The de-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and NY State and NY City jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities for years after 2018. Any potential examinations may include questioning the timing and amount of deductions,the nexus of income among various tax jurisdictions and compliance with U.S. federal,state, local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.

Revenue recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenue is recognized when promised goods or services are transferred to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

2. Summary of significant accounting policies (continued)

Revenue recognition (continued)

The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company earns service fee revenue from its Affiliate for providing chaperoning services pursuant to Rule 15a-6 of the Securities Exchange Commission. The Company's service fee is determined based upon specified monthly expenses incurred by the Company plus a mark-up of 4% and by charging a fixed fee to its banking affiliate. The Company satisfies its performance obligations over a period of time by performing required services in accordance with Rule 15a-6 of the Securities Exchange Act.

Contract Assets and Liabilities

There were no contract assets or liabilities at April 1, 2021 and March 31, 2022.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lease Accounting

The Company has elected the package of practical expedients permitted in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842") Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of March 31, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

2. Summary of significant accounting policies (continued)

Lease Accounting(continued)

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

Credit Losses

The Company has adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 which impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company's revenues including but not limited to, receivables related to service fees, is impacted by the new guidance. The Company did not have any accounts receivable from third parties impacted by the guidance.

3. Related-party transactions

During the year, the Company received service fee revenues from two affiliates of $12,000 and $208,348, respectively, for providing chaperoning services under Rule 15a-6 of the Securities Exchange Act, 1934. As of March 31, 2022, the amounts due from these affiliates for service fees were $0 and $16,380, respectively.

4. Income taxes

During the period July 15, 2017 through May 15, 2019 the Company capitalized all its expenses as organizational costs for tax purposes. This treatment resulted in a deferred tax asset at the start of operations of $57,131 which was fully reserved. As of March 31, 2022 deferred tax assets related to organizational costs and net operating loss carry forwards arising from the year ended December 31, 2020, amount to approximately $50,000 and are fully reserved as their realization is not assured.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

6. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2022 the Company had net capital of $528,677, which exceeded the minimum requirement of $250,000 by $278,677. At March 31, 2022, the Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

7. Commitments and contingencies

Office space

The Company leases its New York City office facility under a monthly operating lease.

Rent expense including utilities and real estate taxes for the year ended March 31, 2022 is $8,391 and is included in occupancy and equipment expense in the accompanying statement of income.

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position or results of operations.

8. Off-balance-sheet risk and concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any such losses in such accounts and believes it is not exposed to any significant credit risk. The cash balances in excess of FDIC limit were $306,966 as of March 31, 2022.

A majority of the Company's operations are conducted through an affiliated company located in India. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

9. **Covid-19**

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

10. **Subsequent events**

Events have been evaluated through April 26, 2022, the date that these financial statements were available to be issued and no further information is required

AXIS CAPITAL USA LLC
SUPPLEMENTAL INFORMATION SCHEDULE II-COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2022 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph(k)(2)(i). The Company did not maintain possession or control of any customer funds or securities for the year ended March 31, 2022.

PARTNERS BEYOND BOUNDARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Axis Capital USA LLC

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with The Exemption Provisions of SEC Rule 15c3-3 (the Exemption Report), in which (1) Axis Capital USA LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Axis Capital USA LLC. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Axis Capital USA LLC stated that Axis Capital USA LLC met the identified exemption provisions throughout the year ended March 31, 2022, without exception. Axis Capital USA LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and, accordingly, included inquiries and other required procedures to obtain evidence about Axis Capital USA LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KNAV P.A.

New York, New York
April 26, 2022